DynaResource, Inc.

222 W. Las Colinas Blvd

Suite 1910 North Tower

Irving, Texas 75039

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:               DynaResource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed April 16, 2018

File No. 000-30371

Ladies and Gentlemen:

We received your letter dated March 27, 2019 following up to your oral comment on February 25, 2019 noting that “as of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 10, 2019,”

The Company is aware that these comments remain outstanding and apologies for the delay in responding. Our financial accounting staff has been focused on year end closing, completion of our annual financial audit and preparation of our annual report and 10K filing. We will complete that filing with the next week. We therefore respectfully request an additional two weeks until April 24, 2019 to finalize our response to your comments.

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Respectfully,

/s/ K.W. (“K.D.) Diepholz

Chairman / CEO